

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 15, 2013

Robert B. Pollock
President and Chief Executive Officer
Assurant Inc.
One Chase Manhattan Plaza
41st Floor
New York, NY 10005

    Re: Assurant Inc.
          Form 10-K for the Fiscal Year Ended December 31, 2012
          Filed February 20, 2013
          File No. 001-31978

Dear Mr. Pollock:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                              Sincerely,

                                              /s/ Joel Parker

                                              Joel Parker
                                              Accounting Branch Chief